# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100025
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001663831
Persons authorized to receive notices and communications: Dongliang Lin, 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, China (F4), 100005, 86 10 8590 1885

## Reporting persons
- SPARKLE BYTE LTD (CIK 0001663831): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 1,019,852; shared voting power 0; sole dispositive power 1,019,852; shared dispositive power 0; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 7, 9 and 11 represents 1,019,852 ordinary shares of the Issuer held by the Reporting Person.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- SNOW MOON LTD (CIK 0001663833): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 1,019,852; shared voting power 0; sole dispositive power 1,019,852; shared dispositive power 0; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 7, 9 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- TIANJIN JINGRAN MANAGEMENT CENTER (LIMITED PARTNERSHIP) (CIK 0001664019): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 1,019,852; shared voting power 0; sole dispositive power 1,019,852; shared dispositive power 0; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 7, 9 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Beijing Hexie Kangjian Investment Center (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 1,019,852; shared voting power 0; sole dispositive power 1,019,852; shared dispositive power 0; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 7, 9 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Beijing Hexie Tiancheng Investment Management Center (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 1,019,852; shared voting power 0; sole dispositive power 1,019,852; shared dispositive power 0; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 7, 9 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. By virtue of being the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- He Xie Ai Qi Investment Management (Beijing) Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 1,019,852; shared voting power 0; sole dispositive power 1,019,852; shared dispositive power 0; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 7, 9 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. By virtue of being the general partner of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), which is the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which in turn is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Xizang Hexie Enterprise Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,019,852; sole dispositive power 0; shared dispositive power 1,019,852; aggregate amount beneficially owned 1,019,851 (5% of the class)
  Comment: The value in lines 8, 10 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. By virtue of being a 73.76% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., which is the general partner of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), which in turn is the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which in turn is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,019,852; sole dispositive power 0; shared dispositive power 1,019,852; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 8, 10 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. By virtue of being a 93.63% shareholder of Xizang Hexie Enterprise Management Co., Ltd., which is a 73.76% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., which is the general partner of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), which in turn is the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which in turn is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Jianguang Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,019,852; sole dispositive power 0; shared dispositive power 1,019,852; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 8, 10 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. The Reporting Person holds 12.93% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., 1.42% of the equity interest of Xizang Hexie Enterprise Management Co., Ltd, and 40% of the equity interest of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. In addition, the Reporting Person is a director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. is a 93.63% shareholder of Xizang Hexie Enterprise Management Co., Ltd., which in turn holds 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., which is the general partner of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), which in turn is the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which in turn is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Dongliang Lin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,019,852; sole dispositive power 0; shared dispositive power 1,019,852; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 8, 10 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. The Reporting Person holds 13.31% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and 4.95% of the equity interest of Xizang Hexie Enterprise Management Co., Ltd. In addition, the Reporting Person is a director of each of Sparkle Byte Limited, Snow Moon Limited, He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Enterprise Management Co., Ltd. Xizang Hexie Enterprise Management Co., Ltd. holds 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, which is the general partner of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), which in turn is the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which in turn is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Jingbo Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,019,852; sole dispositive power 0; shared dispositive power 1,019,852; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 8, 10 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. The Reporting Person holds 30% of the equity interest of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., which is a 93.63% shareholder of Xizang Hexie Enterprise Management Co., Ltd., which is a 73.76% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., which is the general partner of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), which in turn is the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which in turn is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.
- Kuiguang Niu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,019,852; sole dispositive power 0; shared dispositive power 1,019,852; aggregate amount beneficially owned 1,019,852 (5% of the class)
  Comment: The value in lines 8, 10 and 11 represents 1,019,852 ordinary shares of the Issuer held by Sparkle Byte Limited. The Reporting Person holds 30% of the equity interest of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., which is a 93.63% shareholder of Xizang Hexie Enterprise Management Co., Ltd., which is a 73.76% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., which is the general partner of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), which in turn is the general partner of Beijing Hexie Kangjian Investment Center (Limited Partnership), which in turn is the general partner of Tianjin Jingran Management Center (Limited Partnership), which holds 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited. In addition, the Reporting Person is a director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 20,548,273 ordinary shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100025
Comment:
This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the previous Schedule 13D filed by the Reporting Persons with the SEC on January 25, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on June 30, 2016, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 5, 2016, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 14, 2018 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on February 20, 2024 (the "Original Schedule 13D") and is being filed to reflect changes in the percentage of Ordinary Shares (as defined below) beneficially owned by the Reporting Persons due to increase in the amount of total issued and outstanding Ordinary Shares of the Issuer over time. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D, unless defined herein.

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares, par value $0.0001 per share (the "Ordinary Share"), of CASI Pharmaceuticals, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by the following persons (the "Reporting Persons"):

(1) Sparkle Byte Limited, a company incorporated under the laws of the British Virgin Islands;

(2) Snow Moon Limited, a company incorporated under the laws of the British Virgin Islands;

(3) Tianjin Jingran Management Center (Limited Partnership), a limited partnership organized under the laws of China;

(4) Beijing Hexie Kangjian Investment Center (Limited Partnership), a limited partnership organized under the laws of China;

(5) Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), a limited partnership organized under the laws of China;

(6) He Xie Ai Qi Investment Management (Beijing) Co., Ltd., a company organized under the laws of China;

(7) Xizang Hexie Enterprise Management Co., Ltd. (formerly known as Xizang Hexie Investment Management Co., Ltd.), a company organized under the laws of China;

(8) Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., a company organized under the laws of China;

(9) Jianguang Li, a PRC citizen;

(10) Dongliang Lin, a PRC citizen;

(11) Jingbo Wang, a PRC citizen; and

(12) Kuiguang Niu, a PRC citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.5.

As of the date hereof, Sparkle Byte Limited is wholly owned by Snow Moon Limited, which is in turn wholly owned by Tianjin Jingran Management Center (Limited Partnership). The general partner of Tianjin Jingran Management Center (Limited Partnership) is Beijing Hexie Kangjian Investment Center (Limited Partnership), whose general partner in turn is Beijing Hexie Tiancheng Investment Management Center (Limited Partnership), whose general partner in turn is He Xie Ai Qi Investment Management (Beijing) Co., Ltd., which is owned as to 73.76% by Xizang Hexie Enterprise Management Co., Ltd., 13.30% by Dongliang Lin, and 12.93% by Jianguang Li. Xizang Hexie Enterprise Management Co., Ltd. is owned as to 93.63% by Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., 4.95% by Dongliang Lin, and 1.42% by Jianguang Li. Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. is owned as to 40% by Jianguang Li, 30% by Kuiguang Niu and 30% by Jingbo Wang.

The director of each of Sparkle Byte Limited and Snow Moon Limited is Dongliang Lin. The directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. are Kuiguang Niu, Dongliang Lin and Jianguang Li. The sole director of Xizang Hexie Enterprise Management Co., Ltd. is Dongliang Lin. The sole director of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. is Jianguang Li.
Residence or business address:
Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The address of principal office of Sparkle Byte Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The address of principal office of Snow Moon Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The address of principal office of Tianjin Jingran Management Center (Limited Partnership) is Room 1704-4920, Kuang Shi International Tower A, Xiangluowan Business Centre, Free Trade Zone (Central Business District), Tianjin, China.

The address of principal office of Beijing Hexie Kangjian Investment Center (Limited Partnership) is Room 415B, Tower A, No. 8 Jianguomennei Street, Dongcheng District, Beijing, China.

The address of principal office of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership) is Room 602, 6/F, No. 36 Haidian West Street, Haidian District, Beijing.

The address of principal office of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. is Room 5835, 5/F, Shenchang Building, 51 Zhichu Road, Haidian District, Beijing, China.

The address of principal office of Xizang Hexie Enterprise Management Co., Ltd. is Room 04, B02, 4th Floor, Rongcheng Building, No. 16, Deqing Town, Damu District, Lhasa, Tibet Autonomous Region, China.

The address of principal office of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. is Room 2336, D Area, Floor 23, No. 108 Huitong Third Road, Hengqin New District, Zhuhai (centralized office area), Guangdong, China.

The business address of Jianguang Li is 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P.R.China.

The business address of Dongliang Lin is 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, China.

The business address of Jingbo Wang is Floor 6, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, China.

The business address of Kuiguang Niu is Floor 6, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, China.
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business of Sparkle Byte Limited is investment holding.

The principal business of Snow Moon Limited is investment holding.

The principal business of Tianjin Jingran Management Center (Limited Partnership) is investment holding.

The principal business of Beijing Hexie Kangjian Investment Center (Limited Partnership) is investment holding.

The principal business of Beijing Hexie Tiancheng Investment Management Center (Limited Partnership) is investment holding.

The principal business of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. is investment management and consulting services.

The principal business of Xizang Hexie Enterprise Management Co., Ltd. is business management and software development.

The principal business of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. is information technology consulting and business management.

The principal occupation of Jianguang Li is a director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd.

The principal occupation of Dongliang Lin is a director of Sparkle Byte Limited, Snow Moon Limited, He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Enterprise Management Co., Ltd.

The principal occupation of Kuiguang Niu is a director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 20,548,273 Ordinary Shares of the Issuer outstanding as of September 30, 2025, as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2025. The Reporting Persons disclaim membership in any "group" with any person other than the Reporting Persons. Neither the filing of this Schedule 13D by the Reporting Persons nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Sparkle Byte, that it is the beneficial owner of any of the Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

For each Reporting Person, the number of the Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on the cover pages to this Statement on Schedule 13D, and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

None of the Reporting Persons has engaged in any transactions in the Issuer's securities during the past sixty days other than as disclosed herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Issuer on September 30, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by attaching the following at the end thereof:

Exhibit 99.5 Joint Filing Agreement dated January 20, 2026 by and among the Reporting Persons

## Signatures
- SPARKLE BYTE LTD: /s/ Dongliang Lin, Dongliang Lin / Authorized Signatory (01/20/2026)
- SNOW MOON LTD: /s/ Dongliang Lin, Dongliang Lin / Authorized Signatory (01/20/2026)
- TIANJIN JINGRAN MANAGEMENT CENTER (LIMITED PARTNERSHIP): /s/ Yikun Liu, Yikun Liu / Representative (01/20/2026)
- Beijing Hexie Kangjian Investment Center (Limited Partnership): /s/ Yikun Liu, Yikun Liu / Authorized Signatory (01/20/2026)
- Beijing Hexie Tiancheng Investment Management Center (Limited Partnership): /s/ Dongliang Lin, Dongliang Lin / Authorized Signatory (01/20/2026)
- He Xie Ai Qi Investment Management (Beijing) Co., Ltd.: /s/ Kuiguang Niu, Kuiguang Niu / Authorized Signatory (01/20/2026)
- Xizang Hexie Enterprise Management Co., Ltd.: /s/ Dongliang Lin, Dongliang Lin / Authorized Signatory (01/20/2026)
- Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd.: /s/ Jianguang Li, Jianguang Li / Authorized Signatory (01/20/2026)
- Jianguang Li: /s/ Jianguang Li, Jianguang Li (01/20/2026)
- Dongliang Lin: /s/ Dongliang Lin, Dongliang Lin (01/20/2026)
- Jingbo Wang: /s/ Jingbo Wang, Jingbo Wang (01/20/2026)
- Kuiguang Niu: /s/ Kuiguang Niu, Kuiguang Niu (01/20/2026)